SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at February 15, 2007

ROCKWELL VENTURES INC.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada   V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X....           Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:  /s/ Jeffrey R. Mason

Director and Chief Financial Officer
Date: February 15, 2007

* Print the name and title of the signing officer under his signature.

----------------------------

1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365                                                                                                                                    TSX-V: RVI
Fax 604 684∙8092                                                                                                                                   OTCBB: RVINF
Toll Free 1 800 667∙2114
www.rockwellventures.com

ROCKWELL ANNOUNCES APPOINTMENT OF ADDITIONAL DIRECTOR

February 15, 2007, Vancouver, BC - Rockwell Ventures Inc. ("Rockwell" or the "Company") announces that Mark Bristow has joined the Company's Board of Directors.

Mark Bristow is a geologist and businessman with 20 years experience in the mining industry in Africa and South Africa as well as the international investment markets.  He holds B.Sc. and Ph.D. degrees in geology from Natal University and is a fellow of the Geological Society of South Africa. As the chief executive officer and a founder director of Randgold Resources, he has been instrumental in developing that company into an international gold-focused mining and exploration business with a market cap of more than US$1.5 billion and a strong global investor following. The company is incorporated  in Jersey (Channel Islands) and listed on the London Stock Exchange and Nasdaq.   Under his leadership, Randgold Resources has discovered, financed and developed two world class gold mines in Mali and is currently exploring and developing projects in Cote d'Ivoire, Senegal, Ghana and Burkino Faso as well as pursuing opportunities in Tanzania.  Prior to incorporating Randgold Resources in 1995, he held board positions at Harmony Gold Mining Company, Durban Roodepoort Deep and Randgold and Exploration.

Rockwell is finalizing its acquisition of rights and interests in four alluvial diamond properties in southern Africa, and has plans to acquire further projects with potential for near-term diamond production. Mark's experience in building partnerships and advancing projects in Africa will be invaluable as the Company advances toward its goal of becoming a significant diamond producer.

Rockwell further announces that, as a result of a review by the British Columbia Securities Commission, the Company is amending and re-filing the Company's Information Circular, originally filed on www.sedar.com on October 26, 2006.  The amended Information Circular will include disclosure required under Form 58-101F2 of National Instrument 58-101 - Disclosure of Corporate Governance Practices.   All other information remains as in the originally filed Information Circular.

For further details on Rockwell Ventures Inc., please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and COO

No regulatory authority has approved or disapproved the information contained in this news release.  The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

                                                                                                Forward Looking Statement

This release includes certain statements that may be deemed "forward-looking statements".  Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.